Exhibit 99.2

Consent of JingchengTongda & Neal

February 7, 2014

NQ Mobile Inc.

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

People’s Republic of China

Dear Sirs:

We consent to the reference to our firm under the headings “Key Information – Risk Factors,” “Information on the Company - Business Overview – PRC Government Regulations” and “Major Shareholders and Related Party Transactions – Related Party Transactions” in NQ Mobile Inc.’s Annual Report on Form 20-F. We also consent to the filing with the SEC of this consent letter as an exhibit to the Annual Report on Form 20-F. In addition, we hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-178076) filed by the Company with the SEC on 21 November 2011 of our opinions under the headings “Key Information – Risk Factors,” “Information on the Company – Business Overview – PRC Government Regulations” and “Major Shareholders and Related Party Transactions – Related Party Transactions” in NQ Mobile’s Annual Report on Form 20-F”.

Yours faithfully,

/s/ Jincheng Tongda & Neal Law Firm
Jincheng Tongda & Neal Law Firm